September 13, 1999

LE Cooper
Web equity Capital Co
1140  Post Road
Fairfield, CT 06430

Securities & Exchange Commission
Washington, DC 2054 9
Attn Division of Corporate Finance
       Mssrs Todd  Shiffman
             MA Schwartz

Dear Sirs/ Madames / SEC:

You requested responding to your letter of September 3, 1999 and its various questions etc and for ease of reference I make my response below , in each case directly below your numbered inquiries / questions. etc. in bold type.

In general , your comments and inquiries reflect a considerable over reaching by the SEC beyond any rules of the Sec or any statues or case interpretations of those rules , states, laws.

There immediately follows your letter of Sept 3, 1999 with my responses to questions / inquires following each question / inquiry as stated. in bold type .


Your lewtter:

United States
Securities and Exchange Commission
Washington, DC 20549
Division of Corporate Finance

                            September 3, 1999
LE Cooper
President
Web Equity Capital Co
1140 Post Road
Fairfield, CT 06430

       Re: Web Equity Capital Co
           Form S-1, Amendment 1, Filed August 25,1999
            File No. 333-84067

Dear Mr. Cooper:
We have not completed review of your registration statement and therefore will likely provide you with additional comment on or about September 24, 1999. However, we are issuing the following comments at this time. Please respond to the comments that refer to your web site within seven calendar days of receiving this letter.

      It is anticipated that the web site will be updated this week or next with a complete overhaul.
      Please note that LE Cooper is not a webmaster
      (i.e. expert in such matters) and there have been no such webmasters available at web host Digital
      Nation for any such work; nor any funds to complete such a task.
      Also being considered is moving the web site to a web site host that charges nothing for hosting.

1) Revise your web site at http://www.wecap.com to avoid even the appearance of conditioning the market for your stock. Since the definition of the term "offer" in Sec 2(a)(3) of the Securities Act is read broadly and has been held to include the dissemination of any material that might condition the market before you have an effective registration statement, you may currently be violating Sec 5 of the Securities Act with some of the statements you make on your web site and its structure. For Example, we note that you are soliciting names and email addresses and you make statements such as "building wealth through free stock" "10,000,000,000 (Ten Billion) Shares for Free" "500 shares (WeCap common stock per applicant)" "Shop with WeCAP and Watch your Stock Value Grow!!" Also avoid referring users to the Wall Street Journal article about "free stock" and delete the information in section called FAQ-Frequently Asked Questions about the free stock giveaway since these references may serve to condition the market for your stock.

     Throughout all of Wall Street and the financial news areas of the internet are kept calendars giving the size of upcoming IPOs (initial public offerings) to allow anyone to look for any issue that is of interest with NOT ever any objection by the SEC and that is all the above statements do. And in addition, no one could ever confuse that any offering is occurring at all-as the web site/prospectus repeatedly make clear, none is possible until SEC approving the S-1 as "effective".
     And See new web site as updated.

2. Since you have filed a registration statement that has not been declared effective, you are subject to the restrictions of Sec 5 of the Securities Act governing the waiting period. During the waiting period, you may not conclude any sales. Since the consideration you may receive for the free stock is the names and addresses of subscribers, you may be concluding sales upon the input of this information despite not delivering stock until you have an effective registration statement. Therefore, revise your web site to avoid mentioning the free stock giveaway.

     The machine / engine taking names and email address at back of the web site on bottom of page 12/13 has never worked (confirm by trying it, etc ) and so has made no possible "sales".

     And if it had taken names and only email addresses. there is no possible way that could ever be construed as concluding any offering to that person - as without that persons mailing address and phone number , merely a name and email address is TOTALLY inadequate for recording one as an owner of stock .. And so the new web site may well have also an engine to take names etc..
     esp too , as the repeated warnings that no one can ever receive any stock until the S-1 is effective, make clear NO OFFER is being made AT ALL.. To then conclude otherwise is merely
     SEC posturing . not based on any law / rule or anything but whimsy .. And so wecap will stand on its web site design in whatever shape it decides -- unfettered by any such overreaching SEC whimsy. esp as that is the essence of free speech -- not improper SEC intepretations about
     "offerings" when no offerings have occurred and where none is possible by the very terms of the language.

     (Please check with SEC Chairman Breed to see if he desires removal of free speech in USA based on SEC interpretation of rules that could never apply when language is used to prevent any confusion that no offering IS BEING MADE.)


3. Delete the prospectus from your web site or revise your web site and prospectus to comply with Wit Capital and the preliminary prospectus rules.

       The prospectus at all times has complied with the Preliminary prospectus rules being an identical version to that on file with the SEC .. What Wit
       Capital did WECAP has no info about and has no interest in . such being irrelevant.. especially with clear compliance to all rules.

4. Advise us how you will comply with the prospectus delivery requirements, including Rule 15c2-8, in your free stock giveaway.

       If the proposed free stock give away occurs and the S-1 is not withdrawn, then the web site where all persons must sign up for any shares will be constructed to not allow any signup UNTIL ANY PERSON signing up has clicked to go review the S-1 there on display . And of course, the SEC understands & knows that no Wall Street firm ever provides to its purchasers of IPOs any such prospectus EVER .. They will provide it only if requested . which is rarely, rarely EVER done.

5. Delete the last sentence of the last paragraph on page 2 of your prospectus since your prospectus must be up to date anytime you use it.

       That sentence in context is perfectly accurate and comes straight out of an ARIBA
      Prospectus approved  EFFECTIVE by the SEC as follows:

 "Other than in the United States, You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus."

     My emphasis added . and it is pointed out the SEC has no jurisdiction to comment or otherwise attempt to interpret law outside the USA.


6. Revise your document to make it easier for potential investors to understand your company and the securities you are offering. Please note Rule 421(b) which states that "you must present the information in a clear, concise and understandable manner" and Rule 421b(1) which states that you must "present information in clear, concise sections, paragraphs and sentences." Therefore, significantly revise your document by using complete sentences, focusing your paragraphs around a central point, and organizing your disclosure more logically. Extensive portions of your disclosure are currently disjointed and not easily understood by potential investors.

     This boilerplate remark, comment is meaningless in its vagueness.
     All paragraphs , sentences comply with Sec 421 as shown.

Prospectus Summary - page 3
7. Delete the statement that one of the services you will provide will be to give away free stock in WECAP and its affiliates or advise us how this is a service.

     The section referenced is as follows:
     "WECAP is a startup internet based company providing
      at its web site
     (wecap.com) three services: 1) free stock in WECAP and later, referrals for free stock in its affiliates (only after registration(s) effective with SEC) ; 2) low cost loans
     (especially credit card loans ) ; and 3) expert market timing advice - all three to assist
     WECAP web site users in building wealth."

     If the SEC cannot comprehend how giving persons stock for free is a service, then that pathetic statement about the comprehension of the SEC in regard to anything stands to be sufficient answer to this question 7.



8. Disclose the basis for all of the statements you make in your document that are not firmly rooted in general knowledge. For example:

       In general, all the statements made are firmly rooted in general knowledge though it is admitted that means general knowledge of an informed, educated person.

  o in your summary, disclose the basis for your statement that you will provide "expert" market timing advice " to assist
    WECAP users in building wealth";

       See above; as known by all the investing pubic, and someday hopefully by the SEC , knowing when to buy and when to sell is nicknamed "market timing" ;
       and that is the crux of significantly increasing what one accrues in investing.

       See too page 13 , 3rd paragraph and page 21, 2nd paragraph giving background for LE Cooper giving advice . (Advice given to chief financial officers in 200 deals . including proper timing for those deals. Such amount of experience is like the highest level of such advice given by Wall Street to the most informed persons in corporate America , i.e. chief financial officers- with further explanation, that those chief financial officers were at many of USA's largest corporations as US Steel , Union Carbide, American Electric Power, Southern Company,
       Southern California Edison, etc.).

  o in your Business Overview section, disclose the basis for the "typical fee" you will receive for banners and the rest of the calculation in the sixth paragraph of this section;

       WeCAP has an agreement with Next Card (see banners on web site) to be paid $20 for each referral from the WeCap web site that is approved for issuing a credit card : AND Next Card's GOLD affiliate program for high volume of such referrals is for $25, not $20 ; and as, is obvious, referring millions to Next
       Card would qualify for the Gold Program and $25 fee.

       The remainder of the calculations on page 13, 2nd paragraph are straight forward, simple multiplication.

  o disclose the basis for your statement that you had 700 visits to your web site;
         The WeCap web site has at bottom of its first page a "counter" - which is software to count each visitor to the web site . all that is obvious from looking at the web site's first page and knowledge rooted firmly in the general knowledge of all internet users.

         As of 9/13/99 at 4:24 AM , such counter read 1,070 - meaning that since lauching this web site there have been 1,070 visitors. (web site first launched in even cruder form on 8/6/99).

  o disclose the basis for your statements in the seventh paragraph of your Business Overview regarding the publicity you anticipate;

         From S-1 page 13 , 4TH PARGRAPH:
     "In addition to free stock in WECAP, WECAP will have news of other similar size, free stock offer-ings approximately every two weeks to every month in affiliated companies. (See Affiliates.)"

    The "news" referred to was part of a plan for those Affiliates and delayed due to the lack of response to WeCap free share offering. And so there is no anticipated news coming out in any immediate time frame. Those affiliates are pursuing, as is WeCap, seed capital financing via various "angels" & venture capital firms.
    And WeCap CEO LE Cooper is to be CEO of those
    Affiliates and knows their plans and so that is the "basis" for any remarks about them.
    (And especially note none is yet incorporated as stated in the S-1)


  o disclose the basis for your statements about the credit card revenues you anticipate;

        Please refer to top of page 14 of S-1 giving all the assumptions for revenues from credit cards. And those assumptions and calculations are of course made by WeCap / LE Cooper.

  o disclose the basis for all of your statements about the internet and its development and potential; and

      Reference all those statements in the S-1 about the internet. Many are from stated sources/ references that are spelled out or given and especially taken from ARIBA Prospectus .. Others are rooted in general knowledge of the internet by any informed person familiar with that subject.

  o disclose the basis for your statements you make in the first paragraph on page 17.

     There follows the first paragraph of page 17 of the S-1:
       "So that WECAP strategy is to keep this very small group moving much faster than any recent entity
     (many of which claim of course to move rapidly but are using that model of moving rapidly that is to hire those 1000s of very small productivity workers). For example it is very possible to produce the revenues of the chart on page 14 in one year not 2-3 years. And WECAP's strategy surely considers this approach first."

     Just prior to that paragraph is discussed the efforts of the USA's War Board in WWII which geared up the whole country for producing huge amounts of war material
     -not in years, but in months.

     And nothing in the entire S-1 requires any significant number of personnel . all being capable of being acocmplished by handful of personnel. E.g. the only things really discussed are 1) creation of a web site / online shopping mall . (for which the work has already been mostly done by LE Cooper (except for prettying up the looks of web site to present that)) and 2) financing to increase balances for credit cards - which is doable entirely by a couple of persons. and perhaps also
     3) a publicity campaign - best done by outside agency.

With regard to the first bullet point above, also clarify your disclosure to explain what the market timing advice will consist of, how it will be disseminated, who will provide it , and what this advice will be based on. Also, provide us with details of your plan to "offer at your web site advice of proven experts that have been accurate over years and decades." See page 6.
Finally, advise us why you do not need to register under the Investment Advisors Act of 1040.

            1- In the S-1 page 13, 3rd paragraph,
               it explains that the market timing advice would be not to stock pick but to provide .
               the best times for buying or selling in general. and such general market advice would be offered merely in pages of commentary on the web site. offered by LE Cooper and / or other WeCap experts (to be hired if needed in future). Such advice is based on years of past experience and current developments in the markets. (see above answer to question 8's first bullet paragraph)

            2- As to other experts, 3rd paragraph of page 6 of S-1:
                " WECAP plans to offer at its web site advice of
               proven experts that have been accurate over years and decades. "

               The web site has offered such advice all along . Reference its pages 10-11 listing all the larger brokers on Wall Street & on the internet and including on page 11 under the heading "market timing" links for
                         (unfortunately- scrambled somewhat)
                      http://www.ctiming.com
                         (website by larry williams)
                      and http://www.elliottwave.com
                          (website by robert prechter)

                Both are so well known it is pitiful to have to relate who they are.

                Approximately 20 to 25 years ago ,
                Larry Williams won a contest as the best trader in the United States and since that time, has offered advice now approximately 20 years.
                And he is considered as one of the best in the USA. This is his web site ... run by him and /or experts trained by him.

                And throughout especially the 1980s and still today , Robert Prechter was considered by particularly very large institutions as the best in making predictions of market turns or market timing. And this is his web site and his group of experts and that experience is again over 20 years.

            3- As to why I should NOT be covered by the Investment
               Advisors act of 1940 , no interpretation has ever been upheld to require those giving market advice but having NO SPECIFIC clients and having no money or accounts under active management to register under that act. OR ALL THE NEWSPAPER , TV , and Internet advisors AND persons standing on the street giving their advice about what the market is going to do would ALL HAVE TO REGISTER UNDER THAT ACT.

               To even mention that in the context of this web site which has no specific clients , etc is a huge overreaching by the SEC- having a monstrous chilling effect to those thousands of TV and newspapers commentators.

               But especially too , the US Supreme Court recently held, AS THE SEC WELL KNOWS, that that act DOES NOT apply e.g. to newsletters.

9. Delete all cross references to your web site since incorporation by reference is not permitted in a prospectus contained in form S-1.

              There are no cross references to the web site. There is perfectly normally mention of it as it a larger part of WeCap's business plans .
              to have that online store/ e commerce /
              mall at that location. And just as you mention that you were incorporated on such and such a time and place is simply a statement of fact needing disclosure and is not a cross reference.

Summary Consolidated Financial Data- page 4
10. State how much "seed money" you invested and revise the discussion to disclose the costs of designing your web site.

             The statements on page 4 are accurate
             as to date there has been no MATERIAL
             amount of such investment in WeCap or
             the web site. (see later disclosure at page bottom of page 11)


Special Note Regarding Forward Looking Statements page 10
11. Delete the last two sentences of this section since you must take responsibility for the registration statement and to take into account your responsibility under Rule 10 b(5)'s anti fraud provisions.

             Reference page 10 last paragraph as follows:
             "Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. We are under no duty to update any of the forward-looking statements these statements to actual results. "

        The above statement is taken verbatim out of the ARIBA
        Prospectus approved by the SEC as effective and is a totally accurate statement of the LAW. It refers obviously to ONLY FORWARD LOOKING STATEMENTS about the future for which NO ONE can EVER be held accountable under Rule 10 B (5) as it is silly to say EVER that any such statement could EVER be fraudulent as such statements are OBVIOUSLY discussing the future and could not EVER be interpreted as representations that could EVER BE misleading or fraudulent as NO ONE KNOWS the future.


Capitalization page 11
12. Delete the numbers in parentheses and the accompanying footnotes since you currently have no stockholders equity or advise us otherwise.

       This has become an unusually inappropriate discussion.

       The entries are NORMAL accounting entries . Go be drilled by your accounting experts in house to understand THAT in Corporate startups where the executives perform work for those startup corporations, that work has significant value and has always been shown as shown here . as a reasonable amount for what can be called "sweat equity" . the same as furnishing equipment that clearly has a value is shown also.

       And whether or not you ever understand it , it is the proper accounting and is shown accurately .
       And what your past remarks asked be shown .
       zero's for such entries. is in fact, fraudulent.

       So that there will be NO CHANGE to any of this .
       as it clearly meets both your suggestion and clearly highlights and shows your inaccurate view that there is no shareholder equity.. (note the numbers shown in parens are so small per share with this large numbers of share that it equates to zero
       BUT you have to show by accounting rules what is shown)

       Likewise, the requirement by the state of Delaware that the minimum par amount for a share of common stock approved for issuance by Web Equity Capital Co.
       be .0000001, REQUIRES then, by NORMAL accounting rules, that you multiply that out by the 88,000,000,000 shares to be outstanding; and that gives the numbers shown.

13. Reconcile how you have no liabilities but have a CEO salary of $360,000 a year.

        See above , when a startup begins , the executives salaries can be gifted or can be shown as you suggest as liabilities .. In either scenario, it is not material in this S-1 as it is off the scale of decimal places per share, meaning it is so small per share as to be beyond the comprehension of anyone in its smallness. ( it is 3.6 divided by 8,800,000 = $. 00 00 00 4 per share ) So please try and deal with substantive, material  points.

Dilution page 12
14. Disclose how you have a pro forma net book value of $273,000.

         Again go to your SEC accounting pro's and take time with them as on page 12 it tells you or anyone else exactly where the number $273,000 comes from .

Business Overview page 13
15. Clarify that you have not offered any market timing advice to date but this is merely your plan. See eighth paragraph of this section.
           Reference:
           Page 13 , 3rd paragraph of  S-1
           You are correct there has been no offering via WeCap of any market timing advice ..
           But be advised that WeCap or LE Cooper, as anyone of 250-300,000,000 Americans, will relate market advice to anyone they see fit as done all day long by web sites, newspapers
           TV commentators, etc.

           And please quit the harranguing indicating no comprehension of that reality by the SEC.


16. Provide a discussion of year 2000 issues that complies with Releases Nos 34-40649 and 34-40277. For example, disclose how much you expert to spend on year 2000 compliance.

           The disclosure, as it is , is correct.
           There are no year 2000 issues for WeCap
           (its computer is compliant, etc) and no expenditures for such an item planned in the future.


Legal Matters page 25
17. Advise us in what states you are currently admitted to practice law. Also provide a legal opinion that complies with Item 601(b)(5) of Regulation S-K.

            Ref page 21 , 2nd paragraph from the bottom which discloses all the bar memberships of LE Cooper. (please note that while you may call e.g. the Alabama Supreme Court and find
            LE Cooper admitted to practice before that bar, he is an inactive member of the state bar association in Ala). And so the disclosure is accurate as it is.

            Proper legal opinion as regarding the issuance of the shares to be proffered is included on page
            25, 1st paragraph - see S-1. (S-1 written and signed by LE Cooper as secretary etc)

File an amendment in response to our comments. Also provide a letter which indicates by page number wherein your document you have responded to each of the above comments. If you believe that a comment is inappropriate, indicate our position and the basis for your position in your letter. we may have additional comments based on our review of your revised materials and your response to our comments.

            See above remarks / comments .
            answering in full all questions. Inquires of this letter
            From the SEC.

Direct questions on the above to me at (202) 942-1760.

                    /s/ Todd Shiffman,
                        Asst Director


Continuation of letter to the SEC by LE Cooper dated 9/13/99.

As regards the DELAYING AMENDMENT-
The S-1 was filed by WeCap on July 30, 1999.
And delaying amendment was filed thereafter on
                August 4, 1999.
And further amendment filed on August 25, 1999.

And to date, there have been no substantive material comments by the SEC at all. See esp the above letter from the SEC and the replies by WECAP.

So that forthwith , WECAP withdraws its delaying amendment.
And under the Securities Exchange Act of 1933,  since more
than 20 days have passed since the filing of this S-1
With NO SUBSTANTIVE, MATERIAL REMARKS , COMMENTS
EVER BY THE SEC , its staff, etc.. ,
Then, this S-1 on file with the SEC in file no. 333-84067
is effective immediately   .
being beyond that 20 day time frame
whereupon under the Securities Act of 1933
IT HAS BECOME AUTOMATICALLY EFFECTIVE
BY LAW.

And especially noting that the delaying amendment was filed under duress of the SEC staff and contemplated all along meaningful , real commentary by that staff.
And that none having occurred, it is proper , timely and appropriate under the Securities Act of 1933 to withdraw that delaying amendment . no meaningful commentary having been given by the SEC staff.

/s/  Leon E. ( LE ) Cooper
       President
       Web Equity Capital Co.
       Wecap.com
       203-255-2104